Exhibit 99(a)(1)

August 13, 2020

Dear Fellow Shareholder:

I hope this letter finds you and yours safe and healthy as the COVID-19 pandemic continues to grip our country. I am writing to notify you that on August 3, 2020, an organization that we are not affiliated with, Comrit Investments I, LP (Comrit), launched an unsolicited tender offer to purchase up to 9,000,000 shares of CNL Healthcare Properties common stock at a price of $4.66 per share. To reiterate, we are not affiliated with Comrit or its offer.

Following a thorough evaluation of the offer, our board of directors unanimously recommends that shareholders reject Comrit’s offer. You do not need to do anything to reject the offer. Our board believes that the unsolicited tender offer represents an opportunistic attempt to purchase shares at a low price and make a profit given the current and profound economic impact of COVID-19. Our board further believes that Comrit’s offer deprives shareholders, who tender their shares, of the potential opportunity to realize the longer-term value of their investment in CNL Healthcare Properties.

CNL Healthcare Properties News

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Between mid-2019 and the first quarter of 2020, the company successfully sold 70 assets as part of its stated goal to execute on strategic alternatives to provide liquidity to shareholders. A significant portion of the net sales proceeds from dispositions during mid-2019 were used to make a special distribution of $2.00 per share to shareholders. Net sales proceeds from properties sold in the last quarter of 2019 through the first quarter of 2020 were strategically retained by the company as we specifically focused on maintaining balance sheet strength, liquidity and financial flexibility given the newfound uncertainty relating to COVID-19.

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Our board of directors and our management team continue to believe in the long-term value of the company’s portfolio and operating assets, which are now principally private pay, needs-based seniors housing communities across the U.S. As of June 30, the company had approximately $269 million in cash, cash equivalents and availability under its corporate line of credit facility. This equates to almost 3.8 times the company’s annual operating expenses and debt service obligations based on annualized 2020 second quarter results. With a comparatively low debt level and plans underway to proactively address our sole 2020 maturing loan in the amount of approximately $8 million, we believe the company is financially well-positioned as we look ahead.

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As a team, we are effectively managing the company’s assets and financial position through what is unquestionably a very disruptive and unexpected time in our country’s and world’s history. Our ultimate objective is to provide shareholders with full liquidity as thoughtfully and quickly as possible. To that end, we have continued to carefully study market data and potential options to determine suitable liquidity alternatives that are in the best interest of shareholders. Like always, I will continue to keep you informed as the economic, industry and transaction environments become clearer and as material events unfold.

Why Reject the Comrit Offer?

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The Comrit tender offer of $4.66 per share is 40 percent less than the current $7.81 estimated net asset value (NAV) per share, which we determined as of Dec. 31, 2019, with the assistance and detailed work of a leading independent advisory and appraisal firm.[1]

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Comrit determined its offer price based on its own analysis and concedes that it did not obtain current independent valuations or appraisals for the company’s assets and did not retain an independent advisor to evaluate or render opinion as to the fairness of the $4.66 offer price.

•	None of the CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions made after September 18, 2020, will be assigned to them. Therefore, if you accept the tender offer you will not receive any potential future distributions.[2]

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Comrit in its own words states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, they are “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our board of directors unanimously concluded that the Comrit offer is not advisable and is not in the best interest of shareholders or CNL Healthcare Properties. In addition to this letter, I encourage you to carefully read our Schedule 14D-9, before making any decision to tender your shares.

Our board recognizes that due to the suspension of the company’s stock redemption plan; the lack of a current trading market for our shares; the uncertainty surrounding the COVID-19 pandemic and the effects on the company and the economy in general that you may decide to accept the Comrit tender offer based on, among other things, your individual liquidity needs or financial situation. Our board is aware that shareholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our board of directors and described in our filing with the SEC.

In deciding, please keep in mind that our board of directors or company can provide no assurance with respect to future distributions or the value of our shares, which can change periodically, or forward-looking liquidity timing for shareholders.

If you have questions regarding the tender offer, please contact your financial professional. As always, thank you for your investment and continued support.

Sincerely,

Stephen H. Mauldin
President & Chief Executive Officer

cc: Financial professional

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

[1]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions with respect to industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

[2]

Distributions are not guaranteed in frequency or amount. The company decreased its regular quarterly cash distribution effective the second quarter of 2019. For the quarter ended June 30 2020, 100% of the company’s distributions were covered by operating cash flow. For the years ended Dec. 31, 2019, (excluding the special cash distribution paid during the year covered by net sales proceeds from the sale of 55 properties), 2018 and 2017, approximately 100%, 83% and 91%, respectively, of regular cash distributions were covered by operating cash flow and approximately 0%, 17% and 9% were funded with other sources. For the years ended 2016, 2015, 2014 and 2013, approximately 94%, 45%, 34% and 13%, respectively, of total distributions were covered by operating cash flow and approximately 6%, 55%, 66% and 87%, respectively, were funded by offering proceeds. For the years ended Dec. 31, 2012 and 2011, the company’s first two years of operations, distributions were not covered by operating cash flow and were 100 percent funded by offering proceeds.